EXHIBIT 3.1

AMENDMENT NO. 3 TO

AMENDED AND RESTATED BY-LAWS OF

MONOTYPE IMAGING HOLDINGS INC.

The Amended and Restated By-Laws of Monotype Imaging Holdings Inc., a Delaware corporation (the “Corporation”) are hereby amended as follows:

1. Article VI, Section 11 (“Exclusive Jurisdiction of Delaware Courts for Certain Claims”) as set forth below is hereby inserted in the Amended and Restated By-Laws immediately following Article VI, Section 10 thereof:

“11. Exclusive Jurisdiction of Delaware Courts for Certain Claims. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of or based on a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any current or former director, officer or other employee or stockholder of the Corporation arising pursuant to any provision of the DGCL or the Certificate or these By-laws, or (iv) any action asserting a claim against the Corporation or any current or former director or officer or other employee of the Corporation governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 11.”

All of the other provisions of the Amended and Restated By-Laws shall remain in full force and effect.

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Adopted and effective as of July 25, 2019.